UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Directors

Effective April 27, 2026, Mr. Tao Li (“Mr. Li”) resigned as a director and the chairman of the board of directors (the “Board”) of Jiuzi Holdings Inc. (the “Company” or the “Registrant”) and the Chief Executive Officer of the Company. The resignation of Mr. Li was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective May 4, 2026, Mr. Hongye Zhang (“Mr. Zhang”) was elected as a director, the chairman of the Board and the Chief Executive Officer of the Company by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Li.

Mr. Zhang has been working as an Operations Director at Beijing NEV Intelligent Cockpit Integration Project since January 2019. He worked as a Technical Director at Wuhan Lingdian Technology Automotive Electronic Control Co., Ltd. from March 2014 to November 2018. He worked as a Technical Supervisor at Beiqi Foton Motor Co., Ltd. from January 2010 to December 2014. Mr. Zhang has a Bachelor’s Degree in Electronic Information Application from the People’s Public Security University of China.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: May 6, 2026	By:	/s/ Hongye Zhang
Hongye Zhang
Chief Executive Officer

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